Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: **AXA**
Form 20-F for Fiscal Year Ended December 31, 2008
Filed on March 27, 2009
File No. 001-14410

Dear Mr. Duverne:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief